Brandon Rowberry
Letter of Resignation

May22, 2020

eWellness Healthcare Corporation

Board of Directors:

I am tendering my resignation as a member of the Board of Directors of eWellness Healthcare Corporation's effective May 22, 2020.

The reason for my resignation is to permit me to pursue other business opportunities. I have had no disagreements with the operations, policies or practices of the Registrant

Sincerely,

/s/: Brandon Rowberry
Brandon Rowberry